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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                              THE MAXIM GROUP, INC.
             (Exact name of registrant as specified in its charter)


              DELAWARE                                         58-2060334
(State of incorporation or organization)                    (I.R.S. Employer
                                                            Identification No.)

                              210 TOWNPARK DRIVE
                           KENNESAW, GEORGIA 30144
                          TELEPHONE: (770) 590-9369
        (Address, including zip code, of principal executive offices)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:



    Title of each class                          Name of each exchange on which
    to be so registered                          each class is to be registered
    -------------------                          ------------------------------

COMMON STOCK, $.001 PAR VALUE                    NEW YORK STOCK EXCHANGE, INC.

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IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF DEBT SECURITIES AND IS
EFFECTIVE UPON FILING PURSUANT TO GENERAL INSTRUCTION A.(C)(1), PLEASE CHECK THE FOLLOWING BOX. [ ]

IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF DEBT SECURITIES AND IS TO BECOME EFFECTIVE SIMULTANEOUSLY WITH THE EFFECTIVENESS OF A CONCURRENT REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 PURSUANT TO GENERAL INSTRUCTION A.(C)(2), PLEASE CHECK THE FOLLOWING BOX. [ ]

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SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      NONE
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                                (Title of Class)





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ITEM 1.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

GENERAL

           The Company is authorized to issue up to 25,000,000 shares of Common Stock, $.001 par value per share, and up to 1,000,000 shares of preferred stock, $.001 par value per share (the "Preferred Stock").

COMMON STOCK

           Subject to the rights of any holder of Preferred Stock, each holder of Common Stock is entitled to one vote per share for the election of directors as well as on other matters, to dividends as and when declared by the Company's Board of Directors, and upon liquidation to share in the net assets of the Company pro rata in accordance with his holdings. The Common Stock has no preemptive, redemption, conversion or subscription rights, and all outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

           The Company is authorized to issue up to 1,000,000 shares of $.001 par value Preferred Stock, none of which is outstanding. The Board of Directors has the power, without further action by the shareholders, to divide any and all shares of Preferred Stock into series and to fix and determine the relative rights and preferences of the Preferred Stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidating and dissolution preferences, conversion or exchange rights and voting rights, if any. Issuances of Preferred Stock by the Board of Directors may result in such shares having senior dividend and/or liquidation preferences to the holders of shares of Common Stock and may dilute the voting rights of such holders. Issuances of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting rights of holders of the Common Stock. In addition, the issuance of Preferred Stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the shareholders of the Company. No shares of Preferred Stock have been issued and the Company has no present plans to issue any shares of Preferred Stock.

ANTI-TAKEOVER CONSIDERATIONS

           The Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation") contains provisions requiring supermajority shareholder approval to effect certain extraordinary corporate transactions which are not approved by the Board of Directors. The Certificate of Incorporation requires the affirmative vote or consent of the holders of at least 75% of the shares of each class of Common Stock of the Company entitled to vote in elections of directors to approve any merger, consolidation, disposition of all or a substantial part of the assets of the Company or a subsidiary of the Company, exchange of securities requiring shareholder approval or liquidation of the Company ("Covered Transaction"), if any person who together with his affiliates and associates owns beneficially 5% or more of any voting stock of the Company ("Interested Person") is a party to the transaction; provided that 75% of the entire Board of Directors of the Company has not approved the transaction. In addition, the Certificate of Incorporation requires the separate approval by the holders of a majority of the shares of each class of stock of the Company entitled to vote in elections of directors which are not beneficially owned, directly or indirectly, by an Interested Person, of any merger, consolidation, disposition of all or a substantial part of the assets of the Company or a subsidiary of the Company, or exchange of securities requiring shareholder approval ("Business Combination"), if an Interested Person is a party to such transaction; provided, that such approval is not required if (a) the consideration to be received by the holders of the stock of the Company meets certain minimal levels

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determined by a formula under the Certificate of Incorporation (generally the highest price paid by the Interested Person for any shares which he has acquired), (b) there has been no reduction in the average dividend rate from that which was obtained prior to the time the Interested Person became such, and
(c) the consideration to be received by shareholders who are not Interested Persons shall be paid in cash or in the same form as the Interested Person previously paid for shares of such class of stock. Finally, the Certificate of Incorporation allows the Board of Directors in evaluating an "Acquisition Proposal" (for example, a tender offer) to consider all relevant factors involved in the proposal and not just the consideration being offered to shareholders in relation to the then current market price of the Company's stock. This allows the Board to take into consideration its estimation of the future value of the Company, as well as other factors it deems relevant. These Articles of the Company's Certificate of Incorporation may be amended, altered, or repealed only by the affirmative vote or consent of the holders of at least 75% of the shares of each class of stock of the Company entitled to vote in elections of directors. The effect of these provisions is to make it more difficult for a person, entity or group to effect a change in control of the Company through the acquisition of a large block of the Company's voting stock.

           The Company's Certificate of Incorporation contain a number of additional provisions relating to corporate governance and the rights of shareholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include (i) the classification of the Board of Directors into three classes, each class serving for staggered three-year terms; (ii) the authority of the Board of Directors to determine the size of the Board of Directors, subject to certain minimums and maximums; (iii) the requirement that a member of the Board of Directors may be removed from office only for cause and only upon the affirmative vote of the holders of 75% of the voting capital stock of the Company; (iv) the requirement that vacancies in the Board of Directors may be filled only by the remaining directors and that directors elected to fill a vacancy on the Board will serve for the remainder of the full term of the class in which the vacancy occurred;
(v) the requirement that the Article in the Certificate of Incorporation creating the staggered Board may only be amended by the vote of at least 75% of the voting capital stock of the Company; (vi) a requirement that special meetings of shareholders may only be called by a majority of the Board of Directors; (vii) the elimination of shareholder action by written consent;
(viii) the requirement that the Article in the Certificate of Incorporation relating to special meetings of the shareholders and action by unanimous consent of the shareholders may only be amended by the vote of at least 75% of the voting capital stock of the Company; (ix) the authority of the Board of Directors to issue series of Preferred Stock with such voting rights and other powers as the Board of Directors may determine; (x) the authority of the Board of Directors to amend the ByLaws without action by shareholders; and (xi) the requirement that the Article in the Certificate of Incorporation authorizing the Board to amend the Bylaws may only be amended by a vote of at least 75% of the voting capital stock of the Company.

INDEMNIFICATION AND LIMITED LIABILITY

           Indemnification. The Certificate of Incorporation and By-laws provide that directors and officers of the Company will be indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company.

           Limitation of Liability. The Certificate of Incorporation provides that directors of the Company will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. This provision would have no effect on the availability of equitable remedies or non-monetary relief, such as an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his role as a

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director and not in any other capacity (such as an officer or employee of the
Company). Further, liability of a director for violations of the federal securities laws will not be limited by this provision.

TRANSFER AGENT

           As of the date of this Registration Statement, Wachovia Bank of North Carolina, N.A., Winston-Salem, North Carolina is the Transfer Agent for the Common Stock.

ITEM 2.    EXHIBITS

           All exhibits required by Instruction II to Item 2. will be supplied to the New York Stock Exchange, Inc.






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                                  SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                THE MAXIM GROUP, INC.


                          By:   /s/ Thomas P. Leahey
                                ------------------------------------------------
                                Thomas P. Leahey
                                Executive Vice President, Finance and Treasurer

Date:    June 16, 1997



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